Exhibit 99.363

Notice to Reader:

The Unaudited Condensed Consolidated Interim Financial Statements of NexTech AR Solutions Corp. for the three and six months ended June 30, 2021 and 2020, originally filed on August 11, 2021 are being refiled to remove the Notice to Reader, as the statements have now been the subject of a review by the company’s auditor.

Condensed Consolidated Interim Financial Statements of

NexTech AR Solutions Corp.

Three and six months ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

(Unaudited)

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

As at

	June 30, 2021	December 31, 2020
Assets

Current assets
Cash	$15,395,005	$10,684,952
Digital Assets (Note 4)	-	2,546,035
Receivables (Note 5)	1,098,070	1,312,548
Contract Asset (Note 14)	337,207	244,478
Prepaid expenses (Note 6)	1,306,844	1,354,369
Inventory (Note 7)	4,067,509	3,211,675
	22,204,635	19,354,057

Non-current assets
Equipment (Note 8)	375,182	300,558
Right-of-use asset (Note 9)	1,181,799	1,034,724
Intangible assets (Note 10)	7,015,403	3,500,041
Goodwill (Note 10)	7,415,770	4,886,513
Total assets	$38,192,789	$29,075,893

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities (Note 11)	$2,433,138	$2,527,437
Deferred revenue (Note 14)	1,439,910	383,022
Lease liability (Note 9)	237,029	150,662
Contingent consideration (Note 3)	472,107	2,717,859
	4,582,184	5,778,980

Non-current liabilities
Lease liability (Note 9)	942,877	877,978
Total liabilities	5,525,061	6,656,958

Shareholders’ Equity
Share capital (Note 12)	63,815,874	41,968,520
Reserves	10,230,303	6,757,098
Deficit	(41,378,449)	(26,306,683)
	32,667,728	22,418,935
Total liabilities and shareholders’ equity	$38,192,789	$29,075,893

Nature of Operations (Note 1)

See accompanying notes to condensed consolidated interim financial statements.

Approved by the Board of Directors

“Evan Gappelberg ” , Director	“Paul Duffy” , Director

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Comprehensive Loss

(Expressed in Canadian dollars)

(Unaudited)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Revenue (Note 14)	$6,091,552	$3,529,029	$13,818,255	$6,021,014
Cost of sales (Note 15)	(3,798,987)	(1,359,294)	(8,211,265)	(2,503,430)
Gross profit	2,292,565	2,169,735	5,606,990	3,517,584

Operating expenses:
Sales and marketing (Note 15)	4,047,840	1,369,008	9,135,329	2,787,840
General and administrative (Note 15)	3,418,151	1,807,780	6,179,373	2,517,207
Research and development (Note 15)	1,330,534	265,359	3,525,491	504,553
	8,796,525	3,442,147	18,840,193	5,809,600

Other expense (income)
Stock-based compensation (Note 12)	556,415	596,624	2,959,043	864,899
Amortization (Note 10)	179,378	132,458	593,909	220,711
Right of Use Amortization (Note 9)	45,011	-	79,322	-
Gain on digital assets (Note 4)	-	-	(219,321)	-
Gain on contingent consideration (Note 3)	(1,516,048)	-	(1,516,048)	-
Depreciation (Note 8)	32,085	17,434	60,035	27,283
Foreign exchange gain	52,877	6,283	(118,377)	7,977
	(650,282)	752,799	1,838,563	1,120,870

Loss before income taxes	(5,853,678)	(2,025,211)	(15,071,766)	(3,412,886)
Deferred income tax recovery	-	24,239	-	48,478
Net loss	$(5,853,678)	$(2,000,972)	$(15,071,766)	$(3,364,408)

Other comprehensive income (loss)
Exchange differences on translating foreign operations	(65,056)	(308,552)	(117,457)	179,764
Total comprehensive loss	$(5,918,734)	$(2,309,524)	$(15,189,223)	$(3,184,644)

Loss per common share
Basic and diluted loss per common share	(0.07)	(0.04)	(0.18)	(0.05)
Weighted average number of common shares outstanding Basic and diluted	82,298,423	65,713,035	82,298,423	63,147,313

See accompanying notes to condensed consolidated interim financial statements.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars)

(Unaudited)

	Number of shares	Share capital	Equity portion of convertible debenture	Reserves	Deficit	Total
Balance as at December 31, 2019	60,509,250	$15,210,041	$1,025,595	$1,407,330	$(10,576,761)	$7,066,205
Convertible debentures	1,910,163	1,161,935	(1,025,595)	-	(136,340)	-
Shares issued for exercise of warrants	2,057,504	1,734,861	-	-	-	1,734,861
Shares issued for exercise of options	1,195,666	381,600	-	-	-	381,600
Shares issued for purchase of Jolokia	1,000,000	1,491,889	-	-	-	1,491,889
Shares issued to settle related party liability	47,799	38,239	-	-	-	38,239
Share-based payment	810,006	648,005	-	864,899	-	1,512,904
Private placement	1,528,036	3,208,876	-	-	-	3,208,876
Stock-based compensation	-	(313,070)	-	113,241	-	(199,829)
Translation of foreign operations	-	-	-	179,764	-	179,764
Total net loss	-	-	-	-	(3,364,408)	(3,364,408)
Balance as at June 30, 2020	69,058,424	$23,562,376	$-	$2,565,234	$(14,077,509)	$12,050,101

Balance as at December 31, 2020	77,111,864	$41,968,520	$-	$6,757,098	$(26,306,683)	$22,418,935
Shares issued for exercise of warrants	1,156,744	966,218	-	-	-	966,218
Shares issued for exercise of option	267,000	374,738	-	(48,008)	-	326,730
Shares for services	195,445	1,299,846	-	-	-	1,299,846
Shares issued for short form prospectus	2,801,500	14,007,500	-	-		14,007,500
Shares issued for contingent consideration	162,960	448,140	-	-		448,140
Shares issued for purchase of Threedy.ai	3,877,551	6,805,102	-	-		6,805,102
Stock-based compensation	-	-	-	2,959,043	-	2,959,043
Share issuance costs	-	(2,054,190)	-	679,627	-	(1,374,563)
Translation of foreign operations	-	-	-	(117,457)	-	(117,457)
Total net loss	-	-	-	-	(15,071,766)	(15,071,766)
Balance as at June 30, 2021	85,573,064	$63,815,874	$-	$10,230,303	$(41,378,449)	$32,667,728

See accompanying notes to condensed consolidated interim financial statements.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Cashflows from operating activities
Net loss	$(5,853,678)	$(2,000,972)	$(15,071,766)	$(3,364,408)

Items not affecting cash
Amortization of intangible assets	179,378	132,458	593,909	220,711
Deferred income tax recovery	-	(24,329)	-	(48,478)
Amortization of right to use asset	45,011	-	79,322	-
Depreciation of property and equipment	32,085	17,434	60,035	27,283
Gain on digital assets	-	-	(219,321)	-
Gain on contingent consideration	(1,516,048)	-	(1,516,048)	-
Shares issued for services	-	-	1,299,846	38,239
Stock-based compensation	556,415	-	2,959,043	-
Share-based payments	(22,156)	861,958	-	1,512,904
Option and warrant exercised shares outstanding	-	(183,737)	-	(183,737)

Changes in non-cash working capital balances
Receivables	997,883	356,792	214,478	139,547
Contract Asset	22,853	-	(92,729)	-
Prepaid expenses	437,732	23,735	47,525	4,660
Inventory	606,386	(83,071)	(855,834)	(327,881)
Accounts payable and accrued liabilities	(1,543,259)	673,907	(94,299)	480,787
Deferred revenue	246,841	-	1,056,888	-
Other payables	-	(97,771)	-	(230,174)
Net cash used in operating activities	$(5,810,557)	$(323,596)	$(11,538,951)	$(1,730,547)

Cashflows from investing activities
Purchase of equipment	(60,505)	-	(110,919)	-
Proceeds from sale of bitcoin	-	-	2,765,356	-
Net cash used in investing activities	$(60,505)	$-	$2,654,437	$-

Cashflows from financing activities
Proceeds from exercise of options and warrants	800,184	1,404,022	1,292,948	2,116,461
Proceeds from private placement	-	3,009,047	-	3,009,047
Proceeds from short form prospectus, net of issuance costs	12,632,937	-	12,632,937	-

Payment of lease obligations	(91,212)	-	(135,779)	-
Net cash provided by financing activities	$13,341,909	$4,413,069	$13,790,106	$5,125,508

Change in cash during the period	7,470,847	4,089,473	4,905,592	3,394,961
Cash, beginning of period	7,900,016	2,309,656	10,684,952	2,849,344
Effects of foreign exchange on cash	24,142	(117,022)	(195,539)	37,892

Cash, end of period	$15,395,005	$6,282,107	$15,395,005	$6,282,197

Supplemental cash flow information
Taxes paid	8,967	-	8,967	-
Interest Paid	6,014	-	7,275	-
Interest received	12,171	-	21,470	-

See accompanying notes to condensed consolidated interim financial statements.

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars)

(Unaudited)

1.	NATURE OF OPERATIONS

NexTech AR Solutions Corp. (“NexTech” or the “Company”) develops and acquires augmented reality technology solutions, owns and operates eCommerce businesses where the Company use technology solutions to sell goods online through their websites and various third-party channels and provides augmented reality solutions in video hosted learning and event platforms. The Company was incorporated in the province of British Columbia, Canada on January 12, 2018. The Company’s registered and head office is located at 1200-750 West Pender Street, Vancouver, British Columbia, Canada V6C 2T8.

The Company’s shares trade in Canada on the NEO Exchange and Canadian Securities Exchange under the trading symbol “NTAR” and in the United States of America on the OTCQB under the trading symbol “NEXCF”.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

Basis of Presentation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). They do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the annual consolidated financial statements of the Company for the year ended December 31, 2020. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2020.

These condensed consolidated interim financial statements have been prepared on a historical cost basis. The preparation of these condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of the accounting policies and reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates. Prior periods classification of expenses may have changed to conform with the current periods presentation.

New Standards, Interpretations and Amendments Adopted by the Company

These condensed consolidated interim financial statements have been prepared in accordance with the same accounting policies and methods of application as the most recent audited consolidated financial statements for the period ended December 31, 2020, except for the adoption of new standards effective as at January 1, 2021. The unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 11, 2021. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Amendments that apply for the first time in 2021, do not have an impact on the interim condensed consolidated financial statements of the Company. There are no new standards issued by not yet effective as at January 1, 2021 that have a material impact to the Company’s interim condensed consolidated financial statements.

Basis of Consolidation

These consolidated financial statements include the financial statements of the Company and the entities controlled by the Company. Control occurs when the Company is exposed to, or has right to, variable return from its involvements with an investee and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained by the Company and are deconsolidated from the date that control ceases. All intercompany transactions and balances have been eliminated.

The Company’s wholly owned subsidiaries are NexTech AR Solutions USA LLC, AR Ecommerce LLC, Jolokia Corporation, and Nextech AR Solutions PTE Ltd.

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars)

(Unaudited)

3.	BUSINESS COMBINATIONS

Jolokia Corporation

On April 30, 2020, the Company acquired 100% of the outstanding voting shares of Jolokia Corporation (“Jolokia”) in exchange for 1,000,000 of the Company’s common shares and contingent consideration. Jolokia provides a video hosted learning and events platform with live streaming capabilities. The Company incurred acquisition related costs of $72,033 which have been recorded in general and administrative expense.

The purchase price consists of 1,000,000 common shares of the Company (A) (Note 13), of which 100,000 were issued to the Company and held in treasury for the repayment of liabilities assumed in the transaction (B), cash and contingent consideration with an initial estimated fair value as noted below (C). The contingent consideration payable is measured at the estimated fair value at each reporting date and is expected to be settled in full within a year. The contingent consideration arrangement consists of an additional payment for attainment of specific revenue metrics in the year following the acquisition. On April 30, 2021 the Company paid out the contingent consideration payable through the issuance of 162,960 shares with a fair value of $448,140, that resulted in a gain of $1,516,048.

Share consideration (A)	$1,326,125
Indebtedness shares (B)	(165,765)
Earn-out payment (contingent) (C)	2,224,001
Total Consideration	$3,384,361

The following table presents the purchase priced allocation at the acquisition date:

Tangible Liabilities
Other receivable	$1,114
Equipment	118,165
Accounts payable and accrued liabilities	(51,627)
Line of credit	(171,290)
$(103,638)
Intangible assets
Customer relationships (Note 10)	943,098
Brand (Note 10)	44,512
Technology (Note 10)	225,342
$1,212,952
Goodwill (Note 10)	2,275,047
Total Consideration	$3,384,361

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars)

(Unaudited)

3.	BUSINESS COMBINATIONS (continued)

The goodwill is mainly attributable to the work force and the synergies expected to the achieved from integrating Jolokia business with the Company’s technology and services.

Map Dynamics

On November 20, 2020, the Company acquired 100% of the assets of Tiger Web Media (“Map Dynamics”). Map Dynamics is a software platform that assists customers in event management and floorplan booth sales for in-person, virtual, and hybrid events.

The purchase price consists of cash (A) and contingent consideration with an initial estimated fair value as noted below (B). The contingent consideration payable is measured at the estimated fair value at each reporting date and is expected to be settled in full within a year. The contingent consideration arrangement consists of an additional payment for attainment of specific revenue metrics in the year following the acquisition. The potential undiscounted amount of all future payments that the Company could be required to make under this arrangement is between US$200,000 and US$400,000 payable in common shares of the Company. The fair value of the contingent consideration as at June 30, 2021 was $472,107.

Cash consideration (A)	$777,900
Earn-out payment (contingent) (B)	493,858
Total Consideration	$1,271,758

The following table presents the purchase price allocation at the acquisition date:

Tangible Assets
Trade receivable	$23,985

Intangible assets
Customer relationships (Note 10)	342,276
Brand (Note 10)	80,383
Technology (Note 10)	228,184
$650,843
Goodwill (Note 10)	596,929
Total Consideration	$1,271,758

Threedy.ai Inc

On June 25, 2021, the Company acquired 100% of the shares of Threedy.ai Inc (“Threedy.ai”). Threedy.ai is an AI based end-to-end platform used to produce 3D augmented reality models in an efficient manner.

The purchase price consists of 3,877,551 common shares of the Company with an estimated fair value of $6,805,102, including cash acquired of $49,705. The Company incurred acquisition-related costs of $45,769.

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars)

(Unaudited)

3.	BUSINESS COMBINATIONS (continued)

The following table presents the purchase price allocation at the acquisition date:

Tangible Liabilities
Cash	$49,705
Trade receivables	13,276
Other current assets	3,762
Equipment, net	2,344
Accounts payable and accrued liabilities	(81,471)
$(12,384)
Intangible assets
Technology (Note 10)	4,179,960
$4,179,960
Goodwill (Note 10)	2,637,526
Total Consideration	$6,805,102

4.	DIGITAL ASSETS

On December 31, 2020, the Company purchased 69.2 bitcoins for $2,546,035 in cash. On January 27, 2021 the Company sold the bitcoins for a gain of $219,321.

5.	RECEIVABLES

	June 30, 2021	December 31, 2020
Trade receivables	$1,055,392	$1,184,681
GST receivable	42,678	127,867
	$1,098,070	$1,312,548

6.	PREPAID EXPENSES

	June 30, 2021	December 31, 2020
Prepaid Inventory	$252,053	$1,088,887
Prepaid expenses	1,038,533	252,241
Deposits	16,258	13,241
	$1,306,844	$1,354,369

7.	INVENTORY

As at June 30, 2021 the inventory balance is $4,067,509 (2020 - $3,211,675). Inventory consists solely of finished goods. Inventory is valued at the lower of cost and net realizable value.

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

8.	EQUIPMENT

	Computer	Trade show	Office Furniture
	Equipment	Equipment	and Equipment	Total
Costs
December 31, 2019	$50,128	$16,440	$129,956	$196,524
Additions	84,575	-	44,048	128,623
Acquisition of Jolokia Corp (Note 3)	83,657	-	34,508	118,165
Effects of movement in exchange rates	(9,127)	-	(4,328)	(13,455)
December 31, 2020	$209,233	$16,440	$204,184	$429,857
Additions	93,414	-	17,505	110,919
Acquisition of Threedy.ai (Note 3)	17,506	-	-	17,506
Effects of movement in exchange rates	(6,175)	-	23,665	17,490
June 30, 2021	$313,978	$16,440	$245,354	$575,772

Accumulated depreciation
December 31, 2019	$9,478	$5,755	$34,979	$50,212
Additions	31,271	3,288	48,424	82,983
Effects of movement in exchange rates	-	-	(3,896)	(3,896)
December 31, 2020	$40,749	$9,043	$79,507	$129,299
Additions	$34,880	1,645	23,510	60,035
Acquisition of Threedy.ai (Note 3)	15,161	-	-	15,161
Effects of movement in exchange rates	(1,395)	-	(2,510)	(3,905)
June 30, 2021	$89,395	$10,688	$100,507	$200,590

Net book value
December 31, 2020	$168,484	$7,397	$124,677	$300,558
June 30, 2021	$224,583	$5,752	$144,847	$375,182

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars)

(Unaudited)

9.	LEASES

The company entered into long-term lease agreements for warehouse space, store space, and office space with lease terms ranging from 2-8 years. The present value of future lease payments was measured using an incremental borrowing rate of 6% annum. The right of use asset is as follows:

Right of use assets
Total
Balance, December 31, 2019	$-
Additions	1,103,706
Depreciation	(68,982)
At December 31, 2020	$1,034,724
Additions	253,364
Amortization	(79,322)
Effects of movement in exchange rates	(26,967)
At June 30, 2021	$1,181,799

Lease obligations
Total
Balance, December 31, 2019	$-
Additions	1,103,706
Interest expense	1,318
Lease payments	(76,384)
At December 31, 2020	$1,028,640
Additions	254,069
Interest expense	(5,222)
Lease payments	(135,779)
Effects of movement in exchange rates	38,198
At June 30, 2021	$1,179,906
Current	$237,029
Non-current	942,877
At June 30, 2021	$1,179,906

The maturity analysis of the lease liabilities as at June 30, 2021 is as follows:

Maturity Analysis	June 30, 2021
Less than one year	$283,772
One to five years	1,015,714
Over five years	188,851
Total undiscounted lease liabilities	$1,488,337
Amount representing implicit interest	(308,431)
Balance at June 30, 2021	$1,179,906

Interest expense for the three and six months ended June 30, 2021 was $3,744 (2020 - $Nil) and 5,222 respectively (2020 - $Nil).

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

10.	INTANGIBLE ASSETS

		Customer	Supplier
	Websites	relationship	relationship	Brand	Technology	Goodwill	Total
Costs
December 31, 2019	$85,664	$243,695	$321,072	$1,042,812	$-	$2,262,527	$3,955,770
Acquisition of Jolokia (Note 3)	-	943,098	-	44,512	225,342	2,275,047	3,487,999
Acquisition of Map Dynamics (Note 3)	-	342,276	-	80,383	228,184	596,929	1,247,772
Impairment of Hootview	(85,664)	-	-	-	-	-	(85,664)
Additions	-	-	-	2,891	1,100,446	-	1,103,337
Effects of movement in exchange rates	-	(90,822)	(6,328)	(25,769)	(23,185)	(247,990)	(394,094)
December 31, 2020	$-	$1,438,247	$314,744	$1,144,829	$1,530,787	$4,886,513	$9,315,120
Acquisition of Threedy.ai (Note 3)	$-	$-	$-	$-	$4,179,960	$2,637,526	$6,817,486
Effects of movement in exchange rates	-	(38,182)	(8,356)	(28,137)	3,986	(108,269)	(178,958)
June 30, 2021	$-	$1,400,065	$306,388	$1,116,692	$5,714,733	$7,415,770	$15,953,648
Accumulated depreciation
December 31, 2019	$7,674	$17,696	$31,779	$215,542	$-	$-	$272,691
Impairment of Hootview	(16,241)	-	-	-	-	-	(16,241)
Additions	8,567	168,480	31,475	383,522	80,072	-	672,116
December 31, 2020	$-	$186,176	$63,254	$599,064	$80,072	$-	$928,566
Additions		140,008	15,320	143,809	294,772	-	593,909
June 30, 2021	$-	$326,184	$78,574	$742,873	$374,844	$-	$1,522,475
Net book value
December 31, 2020	$-	$1,252,071	$251,490	$545,765	$1,450,715	$4,886,513	$8,386,554
June 30, 2021	$-	$1,073,881	$227,814	$373,819	$5,339,889	$7,415,770	$14,431,173

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars)

(Unaudited)

10.	INTANGIBLE ASSETS (continued)

Website

On February 6, 2019, the Company acquired 100% of HootView for $85,554 (US$65,000), which included a domain name. The website was written down on December 31, 2020.

Technology

On August 27, 2020, the Company acquired certain assets from Next Level Ninjas LLC with the consideration of a cash payment of $737,825 (US$550,000). The acquisition of such assets did not constitute a business under IFRS 3; therefore, the transaction was accounted for as an asset acquisition.

On October 1, 2020, the Company acquired the AiR Show application, which allows consumers to view and interact with human holograms for application such as virtual concerts, conferences, and other events. The fair cost of the application on acquisition date was $400,186. The total consideration paid for the Air Show application included 37,500 common shares of the Company with a fair value of $200,625 and cash of $199,571.

On June 25, 2021, the Company acquired the Threedy.ai (Note 3). As part of this acquisition, $4,179,960 was allocated to technology.

Goodwill

In January 2019, the Company acquired a 100% interest in AR Ecommerce LLC, which included goodwill, valued at $929,680, at the time of acquisition. In April 2019, the Company acquired a 100% interest Infinite Pet Life, which included goodwill, valued at $1,397,670, at the time of acquisition. In the year ended 2020, the Company acquired a 100% interest in Jolokia and Map Dynamics, which included goodwill, valued at $2,275,047 and $596,929 respectively. On June 25, 2021 the Company acquired 100% interest in Threedy.ai including $2,637,526 of goodwill.

The goodwill balance, as at June 30, 2021, consists of the goodwill acquired from acquisitions noted above and includes the currency translation adjustment for the six months ended June 30, 2021 of $108,269 (2020 - $247,990). The Company estimated the recoverable amount based on the value-in-use method of the cash-generating units that the goodwill contributes to was higher than the carrying value at December 31, 2020.

The key assumptions used in the calculations of the recoverable amounts include sales growth per year, changes in cost of sales and capital expenditures based on internal forecasts. Cash flows were projected out 5 years and a terminal value was calculated using a long-term steady growth of 3%. The discount rate of 20 - 25% was used.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2021	December 31, 2020
Accounts payable	$1,089,581	$1,835,236
Accrued liabilities	1,343,557	692,201
	$2,433,138	$2,527,437

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars)

(Unaudited)

12.	SHARE CAPITAL

Authorized

As at June 30, 2021 the authorized share capital of the Company was an unlimited number of common shares.

Share Capital

During the six months ended June 30, 2021, the Company had the following share transactions:

●	repurchased 4,555 shares with a fair value of $22,154 as part of shares issued for services

●	issued 200,000 shares with a fair value of $1,322,000 for shares for services

●	issued 267,000 shares for the exercise of options for proceeds of $374,738.

●	issued 1,156,744 shares for the exercise of warrants for proceeds of $966,218.

●	Issued 162,960 shares to extinguish the contingent consideration for the acquisition of Jolokia for a fair value of $448,140

●	Issued 3,877,551 shares for the acquisition of Threedy.ai for a fair value of $6,805,102

●	issued 2,801,500 units for gross proceeds of $14,007,500 ($12,632,937 net of issuance costs). Each unit consists of one share and one-half warrant. Each warrant is exercisable at $6.00 per share for a period of 2 years from issuance, subject to an accelerated expiry if certain conditions are met. In relation, the Company issued 203,105 compensation options, each of which entitle the Holder to purchase one unit of the Corporation for $5.00 per unit. Each unit is comprised of one-half of one Common Share purchase warrant which is exercisable at $6.00 per warrant, under the same conditions noted above. The fair value of the broker warrants is $679,627 using Black Scholes Option Pricing Model.

Share purchase warrants

		Weighted
		Average
	Number	Exercise Price
Balance, as at December 31, 2019	6,967,340	$0.83
Granted	2,760,401	1.04
Exercised	(6,387,850)	(5.74)
Balance, as at December 31, 2020	3,339,891	$3.23
Granted	1,500,750	6.00
Exercised	(1,156,744)	(0.84)
Balance, as at June 30, 2021	3,683,897	$5.22

The weighted average remaining life on the warrants is 1.24 years. 203,105 broker warrants were granted for the three months ended June 30, 2021. The broker warrants have been valued at an aggregate $1,910,250 (2020 - $925,925) using the Black-Scholes option pricing model with the following assumptions:

Six months ended
Weighted average	June 30, 2021
Risk free interest rate	0.67%
Expected life of warrants in years	2 years
Expected dividend yield	0%
Expected stock volatility	128%
Fair value per warrant	$2.47

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars)

(Unaudited)

12. SHARE CAPITAL (continued)

Stock options

		Weighted
		Average
	Number	Exercise Price
Balance, as at December 31, 2019	4,479,000	$0.52
Granted	5,183,000	4.26
Cancelled	(261,667)	(0.62)
Exercised	(2,354,000)	(0.54)
Forfeited	(1,178,333)	(1.86)
Balance, as at December 31, 2020	5,868,000	$3.55
Granted	1,602,000	3.31
Cancelled	(1,455,000)	(3.94)
Exercised	(247,000)	(1.14)
Forfeited	(239,000)	(4.36)
Balance, as at June 30, 2021	5,529,000	$3.23

The weighted average remaining life of the outstanding stock options is 2.31 years.

The fair value of all options granted is estimated on the grant date using the Black-Scholes option pricing model. During the three and six months ended June 30, 2021, $556,415 (2020 – 596,624) and $2,959,043 (2020 - $864,899) was recognized as stock based compensation.

The weighted average assumptions used in calculating the fair values are as follows:

	Six months ended	Year ended
Weighted average	June 30, 2021	December 31, 2020
Risk free interest rate	1.50%	1.39%
Expected life of options in years	3	3
Expected dividend yield	0%	0%
Expected stock option volatility	162%	150%
Fair value per option	$1.77	$1.83

The weighted trading average price of the Company’s shares on the date the options were exercised is $2.72

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars)

(Unaudited)

12. SHARE CAPITAL (continued)

The following table presents the stock-based compensation expense by function:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
General and administrative	$44,513	$119,325	$236,722	$172,979
Research and development	289,336	298,312	1,538,704	432,450
Sales and marketing	222,566	178,987	1,183,617	259,470
	$556,415	$596,624	$2,959,043	$864,899

On December 5, 2019, the Company entered share-based payment arrangements with consultants for services. The weighted average grant date fair value of the equity instruments granted during the three and six months ended June 30, 2021 was $0.80. The arrangement dictates that the instruments are vested as services are delivered by the consultants. As at June 30, 2021, 1,392,772 units (2020 - 1,353,947) were vested and 454,850 units (2020 – 454,850) were outstanding.

13.	RELATED PARTY TRANSACTIONS AND BALANCES

The Company entered into a number of transactions with key management personnel. The Company considers the executive officers and directors as the key management of the Company. The remuneration of key management personnel includes those persons having the authority and responsibility for the planning, directing and controlling of the activities of the Company are as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Remuneration for services	$314,792	$3,128	$594,603	$43,128
Share-based payments	31,060	221,155	31,060	411,638
	$345,852	$224,283	$625,663	$454,766

Amounts due to and from related parties as at June 30, 2021 and December 31, 2020 are as follows:

Related party assets (liabilities)	June 30, 2021	December 31, 2020
Key management personnel	$(25,613)	$5,388

The amounts owed from the related parties as described above are non-secured, non-interest bearing, with no specific terms of repayment.

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars)

(Unaudited)

14.	REVENUE FROM CONTRACTS WITH CUSTOMERS

The following table presents a disaggregation of revenue by service:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Product sales	$4,430,519	$3,097,770	$10,439,778	$5,543,691
Technology services	1,371,056	187,366	2,721,124	233,430
Renewable software licenses	289,977	243,893	657,354	243,893
	$6,091,552	$3,529,029	$13,818,255	$6,021,014

The product sales are recognized at a point in time and the technology services and renewable software licenses revenue is recognized over time.

Deferred Revenue

Deferred revenue represents customer payments received for services to be provided subsequent to the reporting date. Significant changes in deferred revenue are as follows:

	Six months ended	Year ended
	June 30, 2021	December 31, 2020
Deferred revenue, beginning	$383,022	$-
Addition to deferred revenue - acquisition	-	105,000
Revenue recognized that was included in deferred revenue	(337,203)	(105,000)
Amount received for revenue unearned	1,394,091	383,022
Deferred revenue, ending	$1,439,910	$383,022
Current	1,439,910	383,022
Non-current	-	-
Deferred revenue, ending	$1,439,910	$383,022

Contract assets

	Six months ended	Year ended
	June 30, 2021	December 31, 2020
Contract assets, beginning	$244,478	$-
Contract assets, billed over the period	(176,350)	$-
Contract assets additions related to technology services	269,079	244,478
Contract assets, ending	$337,207	$244,478
Current	337,207	244,478
Non-current	-	-
Contract assets, ending	$337,207	$244,478

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars)

(Unaudited)

14.	REVENUE FROM CONTRACTS WITH CUSTOMERS (continued)

The following is a breakdown of the Company’s revenues from external customers attributed to the entity’s countries of domicile (Canada and the United States) and foreign countries. Revenues are attributed based on the country that the signing customer’s head office is located in.

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Countries of domicile	$6,015,050	$3,529,029	$13,656,832	$6,021,014
Foreign countries	76,502	-	161,423	-
	$6,091,552	$3,529,029	$13,818,255	$6,021,014

The Company has no non-current assets held in foreign countries.

15.	EXPENSES BY NATURE

The Company presents operating expenses by function with the exception of amortization, depreciation and foreign exchange loss. The following presents operating expenses by nature:

Cost of Sales

	Three months ended	Three months ended	Six months ended	Six months ended
Cost of sales	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Cost of products/services	$2,399,680	$1,359,294	$5,606,508	$2,503,430
Salaries and wages	1,399,307	-	2,604,757	-
	$3,798,987	$1,359,294	$8,211,264	$2,503,430

Sales and marketing

	Three months ended	Three months ended	Six months ended	Six months ended
Sales and marketing	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Advertising	$1,871,549	$849,375	$3,985,324	$1,739,880
Consultant fees	1,047,688	71,654	2,106,615	184,131
Salaries, wages, and commissions	711,096	61,509	1,828,863	96,060
Employee benefits	34,569	-	63,596	-
Investor relations	76,466	121,351	556,504	268,189
Management fees	50,000	163,675	100,000	322,675
Software and other expense	256,472	101,444	494,427	176,905
	$4,047,840	$1,369,008	$9,135,329	$2,787,840

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars)

(Unaudited)

15.	EXPENSES BY NATURE (continued)

General and administrative

	Three months ended	Three months ended	Six months ended	Six months ended
General and administrative	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Compliance fees	$79,028	$27,484	$166,446	$55,298
Salaries and wages	1,923,183	401,348	2,620,520	620,087
Consultant fees	116,348	105,797	263,812	164,377
Employee benefit	228,217	10,624	478,678	36,474
Management fees	215,198	60,000	370,365	120,000
Office, general, and other	270,438	457,514	702,704	630,601
Equipment, repairs, and maintenance	54,569	31,089	169,746	31,089
Professional fees	114,992	154,778	526,305	222,611
Shipping and warehouse costs	416,178	559,146	880,797	636,670
	$3,418,151	$1,807,780	$6,179,373	$2,517,207

Research and Development

	Three months ended	Three months ended	Six months ended	Six months ended
Research and development	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Salaries ang wages	$551,655	$-	$1,994,110	$-
Employee benefits	50,146	-	$109,045	$-
Consultant fees	471,301	264,780	980,461	503,973
Platform, maintenance, and other	257,432	579	441,875	580
	$1,330,534	$265,359	$3,525,491	$504,553

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars)

(Unaudited)

16.	SEGMENTED INFORMATION

For the three and six months ended June 30, 2021, the Company has two reportable segments:

●	The operation of eCommerce platforms which generates revenue from online sales channels, market places, and direct sales through websites

●	The provision of technology services for eCommerce, virtual events, higher education and advertising.

The above reportable segments are the way the Company reports information regarding segment performance, including comprehensive (loss) for the three and six months ended June 30, 2021.

The following is summarized financial information of the Company’s reportable segments for the three and six months ended June 30, 2021 and June 30, 2020.

Six months ended

June 30, 2021	eCommerce	Technology Services	Corporate	Total
Revenue	$10,439,773	$3,378,482	$-	$13,818,255
Total comprehensive (loss)	$(1,518,644)	$(9,043,244)	$(4,627,335)	$(15,189,223)

June 30, 2020	eCommerce	Technology Services	Corporate	Total
Revenue	$5,543,691	$477,323	$-	$6,021,014
Total comprehensive (loss)	$(564,315)	$(1,376,262)	$(1,244,067)	$(3,184,644)

Three months ended

June 30, 2021	eCommerce	Technology Services	Corporate	Total
Revenue	$4,430,514	$1,661,038	$-	$6,091,552
Total comprehensive (loss)	$(803,399)	$(3,983,720)	$(1,131,615)	$(5,918,734)

June 30, 2020	eCommerce	Technology Services	Corporate	Total
Revenue	$3,097,770	$431,259	$-	$3,529,029
Total comprehensive (loss)	$(493,601)	$(961,832)	$(854,091)	$(2,309,524)

The following is summarized financial information of the Company’s reportable segments for June 30, 2021 and December 31, 2020.

June 30, 2021	eCommerce	Technology Services	Corporate	Total
Total asset	$1,896,464	$36,296,325	$-	$38,192,789
Total liablities	$(2,026,697)	$(3,026,257)	$(472,107)	(5,525,061)
Net assets (liabilities)	$(130,233)	$33,270,068	$(472,107)	$32,667,728

December 31, 2020	eCommerce	Technology Services	Corporate	Total
Total asset	$925,502	$216,497	$27,933,894	$29,075,893
Total liablities	$(1,969,055)	$(1,112,213)	$(3,575,690)	(6,656,958)
Net assets (liabilities)	$(1,043,553)	$(895,716)	$24,358,204	$22,418,935

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars)

(Unaudited)

17.	FINANCIAL AND CAPITAL RISK MANAGEMENT

Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, currency risk, and interest rate risk.

Credit Risk

Credit risk arises from cash as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits and receivables. The Company’s cash deposits are primarily held with a Canadian chartered bank and receivables are due from the distributors of the company’s products and customers.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s main source of cash resources is through equity financing. The Company’s financial obligations are limited to its current liabilities which have contractual maturities of less than one year. The Company manages liquidity risk as part of its overall “Management of Capital” as described below.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and a portion of the Company’s expenses are incurred in U.S. dollars (“USD”). A significant change in the currency exchange rates between the Canadian dollar relative to the USD could affect the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. As at June 30, 2021, the Company is exposed to currency risk through cash, accounts receivable and accounts payable denominated in USD. A 10% change in exchange rate could increase/decrease the Company’s net loss by $747,185.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. We believe that interest rate risk is low for our financial assets as the majority of investments are made in highly liquid instruments. We do have interest rate risk related to our credit facilities. Our operating line of credit is not utilized but our rates are variable tied to Royal Bank prime rate and Royal Bank base rate.

Fair Values

The Company’s financial instruments consist of cash, receivables, and accounts payable. Financial instruments are initially recognized at fair value with subsequent measurement depending on classification as described below. Classification of financial instruments depends on the purpose for which the financial instruments were acquired or issued, their characteristics, and the Company’s designation of such instruments. As at June 30, 2021, the Company’s financial instruments were classified as at amortized at cost. The carrying values of cash, receivables, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Expressed in Canadian dollars)

(Unaudited)

18.	CONTINGENCY

During the year ended December 31, 2020, the Company has received a legal claim against the Company in respect of the acceleration term on the right to exercise certain warrants. As at June 30, 2021, the claim remains at the preliminary stage. It is premature to determine the outcome of this claim.

19.	SUBSEQUENT EVENTS

On August 9, 2021, the Company reached a definitive agreement under which the Company will acquire ARWAY LTD. (“ARWAY”) for approximately US$1 million in an all-stock transaction. ARWAY is a spatial mapping platform that uses AI to scan and recognize surroundings for location-based 3D augmented reality mapping. Stockholders representing a majority of ARWAY outstanding shares have committed to support the transaction. The transaction is expected to close before the end of August 2021, subject to the approval of ARWAY stockholders, regulatory approval, and other customary closing conditions. Currently, an estimate of the transactions effect on these unaudited condensed consolidated interim financial statements cannot be made.